AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

among

NEW MAJORITY CAPITAL MANAGEMENT LLC,
as the Company,

KRIS SCHUMACHER,
as a Managing Member,

HAVELL RODRIGUES,
as a Managing Member,

and

EACH OTHER MEMBER FROM TIME TO TIME NAMED HEREIN

dated as of

May 19, 2022

**AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
NEW MAJORITY CAPITAL MANAGMENT LLC**

This **AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** (as amended, supplemented, waived or otherwise modified from time to time, this "**Agreement**") of New Majority Capital Management LLC, a Delaware limited liability company (the "**Company**"), entered into as of May 19, 2022 (the "**Effective Date**"), by and among the Company, Havell Rodrigues ("**HR**") and Kris Schumacher ("**KS**", together with HR the "**Managing Members**"), and the other Members of the Company party hereto on the date hereof and those Persons who become Members of the Company and party to this Agreement from time to time hereafter in accordance with the provisions of this Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware with the name "*New Majority Capital Management LLC*" by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on January 24, 2022 (the "**Certificate of Formation**") for the purposes set forth in **Section 2.05** of this Agreement;

WHEREAS, HR and KS, as the Initial Members of the Company, are party to that certain Limited Liability Company Agreement of the Company (the **"Original Agreement"**), dated as of January 24, 2022, between HR, KS and the Company;

WHEREAS, as of the date hereof, certain other investors are making Capital Contributions to the Company, pursuant to Subscription Agreements in exchange for the issuance by the Company to such investors of Common Units (as defined herein) and Preferred Units (as defined herein), as set forth herein and on **Schedule A** to this Agreement, and each such investor is being admitted to the Company as a Member on and pursuant to the terms, conditions and provisions of this Agreement; and

WHEREAS, in connection with the Members' respective Capital Contributions to the Company and their respective ownership of Common Units, Preferred Units, and Incentive Units (as defined herein) as applicable, of the Company, the Members wish to enter into this Agreement amending and restating in the Original Agreement in its entirety, and setting forth the terms and conditions of their ownership of Units in the Company and the terms and conditions governing the operation and management of the Company, including the admission of additional Members of the Company and the issuance of Units to such additional Members in exchange for such Members' respective Capital Contributions, all in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree, and hereby amend and restate the Original Agreement in its entirety, as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this **Section 1.01**:

"**Acceptance Notice**" has the meaning set forth in **Section 8.01(c)**.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments: (a) crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to *Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)*; and (b) debiting to such Capital Account the items described in *Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)*.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, *"control,"* when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms *"controlling"* and *"controlled"* shall have correlative meanings.

"**Agreement**" means this Amended and Restated Limited Liability Company Agreement of New Majority Capital Management LLC, as executed and as it may be amended, restated, waived, supplemented or otherwise modified from time to time.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable Repurchase Price**" has the meaning as set forth in **Section 10.06(d)**.

"**Available Profits**" means, as of any date of determination, with respect to a specific series of issuance of Incentive Units, a per Unit amount determined by the Managing Members in their sole discretion, which shall be intended to be at least sufficiently high so as to cause the Incentive Units to constitute profits interests for federal income tax purposes. In the event of any issuance, split or combination of Units, Unit redemption, additional Capital Contribution or other change in the capital structure of the Company, the Managing Members may make such adjustments to the Available Profits for one or more series of Incentive Units (whether or not consistent with the foregoing provisions) that the Managing Members in good faith deem to be necessary or appropriate to preserve the anticipated economic arrangement of the Members.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Managing Members in accordance with *Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3)*.

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Managing Members, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of *Treasury Regulations Section 1.704-1(b)(2)(ii)(g)*;

provided, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Managing Members reasonably determine that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code *Section 734(b)* or Code *Section 743(b)*, but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to *Treasury Regulations Section 1.704-1(b)(2)(iv)(m)*; *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Capital Account**" has the meaning set forth in **Section 3.02**.

"**Capital Contribution**" shall mean, with respect to any Member, the total amount of cash and cash equivalents and the Book Value of any property, contributed to the Company by such Member.

"**Cause**" means, with respect to any Service Provider, the definition of "Cause", "Cause Event" or any equivalent term set forth in such Service Provider's employment agreement, offer letter, consulting agreement, independent contractor agreement or similar agreement with the Company or an Affiliate of the Company or, in the absence of the same, means (i) such Person engages in illegal conduct, willful misconduct or gross negligence that is, in any event, injurious to the Company or any of its Subsidiaries or Affiliates, (ii) such Person engages in embezzlement, misappropriation, or fraud of any kind, whether or not related to services provided to the Company or its Affiliates, (iii) such Person is convicted of or enters a plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or that involves moral turpitude, or any willful or material violation by such Person of any federal, state or foreign securities law, (iv) such Person makes willful unauthorized disclosure of the Company's or its Affiliate's confidential information, (v) such Person materially breaches any agreement with the Company or any of its Subsidiaries or Affiliates and the related breach goes uncured beyond any applicable cure period provided by the applicable agreement, (vi) the unlawful use (including being under the influence) or possession of illegal drugs by such Person on the premises of the Company or any of the Company's Subsidiaries or while performing any duties with the Company or any of the Company's Subsidiaries, (vii) a material violation by such Person of any rule or policy of the Company or any of Its Affiliates or Subsidiaries, or (viii) such Person's repeated failure to perform substantially his or her duties as an employee or other associate of the Company or any of the Company's Subsidiaries, which failure, whether committed willfully or negligently, has continued unremedied for more than thirty (30) days after the Company has provided written notice thereof; provided, that a failure to meet financial performance expectations shall not, by itself, constitute a failure by the Person to substantially perform his or her duties.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Units being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser.

"**Change of Control Notice**" has the meaning set forth in **Section 10.05(a)**.

"**COC Redemption Exercise Notice**" has the meaning set forth in **Section 10.05(b)**.

"**COC Redemption Exercise Period**" has the meaning set forth in **Section 10.05(b)**.

"**COC Redemption Right**" has the meaning set forth in **Section 10.05(b)**.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Units**" means the Common Units Series 1 and the Common Units Series 2, taken together as a single class of Units unless the context otherwise requires.

"**Common Units Series 1**" means Units having the privileges, preferences, duties, liabilities, obligations and rights specified with respect to *"Common Units Series 1"* in this Agreement.

"**Common Unit Series 1 Percentage**" means, with respect to any Distribution to be made to the holders of Common Units Series 1, Common Units Series 2 and Vested Units pursuant to **Section 6.02**, the difference between (a) one hundred percent (100%) *minus* (b) the sum of (i) the Common Unit Series 2 Percentage and (ii) the Vested Incentive Unit Percentage, in each case, as of the time of determination.

"**Common Units Series 2**" means Units having the privileges, preferences, duties, liabilities, obligations and rights specified with respect to *"Common Units Series 2"* in this Agreement.

"**Common Units Series 2 Percentage**" means, with respect to any Distribution to be made to the holders of Common Units Series 1, Common Units Series 2 and Vested Units pursuant to **Section 6.02**, the product obtained by multiplying (a) the Maximum Common Unit Series 2

Percentage of twenty percent (20%), by (b) the quotient obtained by dividing (i) the total number of issued and outstanding Common Units Series 2 at the time of determination by (ii) 1,500 (i.e., the total number of authorized Common Units), in each case, as of the time of determination.

"**Company**" has the meaning set forth in the Preamble.

"**Company Expenses**" has the meaning set forth in **Section 7.02(a)**.

"**Company Minimum Gain**" means *"partnership minimum gain"* as defined in *Treasury Regulations Section 1.704-2(b)(2),* substituting the term *"Company"* for the term *"partnership"* as the context requires.

"**Company Incentive Repurchase Period**" has the meaning set forth in **Section 10.06(b)**.

"**Company Repurchase Notice**" has the meaning set forth in **Section 10.06(c)**.

"**Confidential Information**" has the meaning set forth in **Section 13.01(a)**.

"**Covered Person**" has the meaning set forth in **Section 9.01(a)**.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq*, and any successor statute, as it may be amended from time to time.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a *"Distribution"*: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by split of Units or otherwise) or any combination (by reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-Along Notice**" has the meaning set forth in **Section 10.03(c)**.

"**Drag-Along Sale**" has the meaning set forth in **Section 10.03(a)**.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Exercise Period**" has the meaning set forth in **Section 8.01(c)**.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined by the Managing Members.

"**Family Members**" has the meaning set forth in **Section 10.02**.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Forfeiture Allocations**" has the meaning set forth in **Section 5.02(f)**.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**HR**" has the meaning set forth in the Preamble.

"**Initial Members**" has the meaning set forth in the Recitals.

"**Incentive Award**" shall mean an award of Incentive Units in the Company in connection with the performance of services to the Company or any Subsidiary of the Company, whether or not pursuant to an equity plan of the Company which is intended to constitute a "*profits interest*" within the meaning of the Code and applicable authority related thereto.

"**Incentive Member**" means a holder of Incentive Units (with respect to such Units).

"**Incentive Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "*Incentive Units*" in this Agreement.

"**Issuance Notice**" has the meaning set forth in **Section 8.01(c)**.

"**Joinder Agreement**" has the meaning set forth in **Section 4.01**.

"**KS**" has the meaning set forth in the Preamble.

"**Liquidator**" has the meaning set forth in **Section 12.03(a)**.

"**Litigation**" means any action, lawsuit, claim (contractual or otherwise), mediation, adjudication or other proceeding (whether administrative, governmental, criminal, civil, investigative, judicial, arbitral or adversarial), appeal or review, whether threatened, pending or completed and without regard to whether the same is brought in any court.

"**Losses**" has the meaning set forth in **Section 9.03(a)**.

"**Managing Member Associate**" has the meaning set forth in **Section 7.04(b)**.

"**Managing Members**" means either or each of HR and KS, in their respective capacities as Managing Members of the Company under this Agreement, together with any successor Managing Member duly appointed in accordance with the provisions of this Agreement.

"**Marketable Security**" means a security that is freely tradable by the holder thereof. For purposes of the preceding sentence, a security shall be deemed to be freely tradable if: (i) securities equivalent to such security are traded on or through one or more established public markets; (ii) such security can be sold immediately by a the holder thereof, in compliance with *Rule 144(e)* under the Securities Act of 1933, as amended, or otherwise, without the necessity of any United States federal or State governmental consent, approval or filing (other than notice filings of the type required pursuant to *Rule 144(h)* under the Securities Act of 1933, as amended, or any similar law, rule or regulation); and (iii) such security is not subject to any "*lockup*" or other contractual restrictions on transfer. For purposes of determining whether a security distributed to a Member is a Marketable Security: (i) the determination shall be made as of the time immediately following such distribution; and (ii) there shall be taken into account only such restrictions and limitations on the transferability thereof as apply to the Members generally (and there shall not be taken into account restrictions and limitations specifically applicable to a particular Member, such as restrictions applicable to a Member that independently holds an interest in, or non-public information regarding, the issuer of such security).

"**Maximum Common Unit Series 2 Percentage**" means twenty percent (20%).

"**Maximum Incentive Unit Percentage**" means ten percent (10%).

"**Member Nonrecourse Debt**" means *"partner nonrecourse debt"* as defined in *Treasury Regulations Section 1.704-2(b)(4)*, substituting the term *"Company"* for the term *"partnership"* and the term *"Member"* for the term *"partner"* as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with *Treasury Regulations Section 1.704-2(i)(3)*.

"**Member Nonrecourse Deduction**" means *"partner nonrecourse deduction"* as defined in *Treasury Regulations Section 1.704-2(i),* substituting the term *"Member"* for the term *"partner"* as the context requires.

"**Members**" means (a) the Initial Members; (b) each other Person who subscribes for and purchases Units pursuant to such Member's Subscription Agreement and executes this Agreement or a Joinder Agreement hereto on or after the date hereof; (c) each Person who is hereafter admitted as a Member in connection with such Member's receipt of Units in connection with a Transfer of such Units, in each case, accordance with the terms of this Agreement and the Delaware Act; and (d) any other Person otherwise holding Units who is admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case, for so long as such Person continues to hold Units or other Membership Interests in the Company. The Members shall constitute the "*members*" (as that term is defined in the Delaware Act) of the Company.

"**Members Schedule**" has the meaning set forth in **Section 3.01(a)(ii)**.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable: (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act.

"**Misallocated Item**" has the meaning set forth in **Section 5.05**.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code *Section 703(a)* (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code *Section 703(a)(1)* shall be included in taxable income or taxable loss), but with the following adjustments:

(a)　　any income realized by the Company that is exempt from federal income taxation, as described in Code *Section 705(a)(1)(B)*, shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)　　any expenditures of the Company described in Code *Section 705(a)(2)(B)*, including any items treated under *Treasury Regulations Section 1.704-1(b)(2)(iv)(I)* as items described in Code *Section 705(a)(2)(B)*, shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)　　any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)　　any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with *Treasury Regulations Section 1.704-1(b)(2)(iv)(g)*;

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code *Sections 732(d), 734(b) or 743(b)* is required, pursuant to *Treasury Regulations Section 1.704 1(b)(2)(iv)(m)*, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Interests**" has the meaning set forth in **Section 3.01(a)(iv)**.

"**New Securities**" has the meaning set forth in **Section 8.01(b)**.

"**Nonrecourse Deductions**" has the meaning set forth in *Treasury Regulations Section 1.704-2(b)*.

"**Nonrecourse Liability**" has the meaning set forth in *Treasury Regulations Section 1.704-2(b)(3)*.

"**Original Agreement**" has the meaning set forth in the Recitals.

"**Permitted Transfer**" means a Transfer of Units carried out pursuant to **Section 10.02**.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, estate, association or other entity.

"**Pre-Emptive Member**" has the meaning set forth in **Section 8.01(a)**.

"**Preferred Capital Value**" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"**Preferred Liquidation Value**" means, for a Preferred Unit at any time, the aggregate amount of the Preferred Unpaid Yield *plus* the Preferred Unreturned Capital Value in respect of such Preferred Unit as of such time.

"**Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "*Preferred Units*" in this Agreement.

"**Preferred Unpaid Yield**" means, for any Preferred Unit at any time, the amount equal to the *excess*, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, *over* (b) the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to **Section 6.02(a)** as of such time.

"**Preferred Unreturned Capital Value**" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to **Section 6.02(b)** as of such time.

"**Preferred Yield**" means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of 8% per annum compounded annually, on the sum of (a) the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time and (b) the Preferred Unpaid Yield from time to time on such Preferred Unit accumulated for all prior annual compounding periods. All computations of the Preferred Yield shall be made on the basis of a year of 365 days and the actual number of days elapsed. Notwithstanding anything to the contrary in this definition of *"Preferred Yield"* or otherwise in this Agreement, the Preferred Yield for each Preferred Unit during the period commencing on the date of issuance of a Preferred Unit and ending on the twelve-month anniversary of the date of issuance of such Preferred Unit shall be equal to 8% of the Preferred Capital Value of such Preferred Unit.

"**Pro Rata Portion**" means, with respect to any Member holding Common Units, a fraction determined by dividing (i) the number of Common Units owned by such Member by (ii) the total number of Common Units held by the Members, in each case, at the time of the applicable determination.

"**Proposed Transferee**" has the meaning set forth in **Section 10.04(a)**.

"**Prospective Purchaser**" has the meaning set forth in **Section 8.01(c)**.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in **Section 5.02(e)**.

"**Related Party**" means the Managing Members, Affiliates of the Managing Members and any member, stockholder, equityholder, partner, officer or employee of any such Person.

"**Repurchase Incentive Units**" has the meaning set forth in **Section 10.06(b)**.

"**Reserved Matters**" has the meaning set forth in **Section 7.02**.

"**Qualified Company Sale Event**" means a transaction or series of related transactions that result in a Change of Control; *provided,* that the net proceeds of such transaction or series of related transactions are allocated among the holders of Preferred Units, Common Units and Incentive Units on the basis of the relative Distribution preferences to which the holders of the Preferred Units, Common Units, and Incentive Units would be entitled upon the liquidation, dissolution and winding up of the Company's affairs in accordance with **Section 12.03(c)**"

"**Sale Notice**" has the meaning set forth in **Section 10.04(b)**.

"**Securities**" means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as "securities" or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Member**" has the meaning set forth in **Section 10.04(a)**.

"**Service Provider**" means any officer, employee, consultant or other service provider of the Company or any Company Subsidiary.

"**Subscription Agreements**" means, each Subscription Agreement executed from time to time by each Person offering to make a Capital Contribution to the Company in exchange for the issuance by the Company of Units, and to be admitted as a Member and accepted by the Managing Members in their sole discretion pursuant to the terms thereof.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Member**" has the meaning set forth in **Section 10.04(a)**.

"**Tag-Along Notice**" has the meaning set forth in **Section 10.04(c)(ii)**.

"**Tag-Along Period**" has the meaning set forth in **Section 10.04(c)(ii)**.

"**Tag-Along Portion**" has the meaning set forth in **Section 10.04(c)(i)**.

"**Tag-Along Sale**" has the meaning set forth in **Section 10.04(a)**.

"**Tax Matters Member**" has the meaning set forth in **Section 11.02(a)**.

"**Taxing Authority**" has the meaning set forth in **Section 6.03(b)**.

"**Terminated Holder**" has the meaning set forth in **Section 10.06(a)**.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Units or Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Preferred Units or Common Units (or applicable Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in **Section 5.05**.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including, without limitation, Common Units, Preferred Units, and Incentive Units; *provided*, that any type or class of Units shall have the privileges, preferences, duties, liabilities, obligations and rights set forth in this Agreement, and the Membership Interests represented by such type or class or series of Units shall be determined in accordance with such privileges, preferences, duties, liabilities, obligations and rights.

"**Unvested Unit**" means, as of a date determination, those Incentive Units held by an Incentive Member that have not yet vested as of such date pursuant to the terms of an applicable plan or agreement governing the Incentive Units.

"**Vested Units**" means, as of a date of determination, Incentive Units held by an Incentive Member that have vested on or before such date pursuant to the terms of an applicable plan or agreement governing the Incentive Units.

"Vested Unit Percentage" means, with respect to any Distribution to be made to the holders of Common Units Series 1, Common Units Series 2 and Vested Units pursuant to **Section 6.02**, the product obtained by multiplying (a) the Maximum Incentive Unit Percentage of ten percent (10%) by (b) the quotient obtained by dividing (i) the total number of issued and outstanding Vested Units at the time of determination by (ii) 750 (i.e., the total number of authorized Incentive Units), in each case, as of the date of determination.

"**Withholding Advances**" has the meaning set forth in **Section 6.03(b)**.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words *"include,"* *"includes"* and *"including"* shall be deemed to be followed by the words *"without limitation"*; (b) the word *"or"* is not exclusive; and (c) the words *"herein,"* *"hereof,"* *"hereby,"* *"hereto"* and *"hereunder"* refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation. The Company was formed on January 24, 2022 pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware. The Original Agreement was entered into by HR, KS, and the Company on January 24, 2022. This Agreement shall amend and restate the Original Agreement in its entirety and shall constitute the *"limited liability company agreement"* (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is *"New Majority Capital Management LLC"* and may be such other name or names as may hereafter be designated by the Managing Members; *provided*, that the name shall always contain the words *"Limited Liability Company"* or the abbreviation *"L.L.C."* or the designation *"LLC."*

Section 2.03 Principal Office. The principal office of the Company is located at 225 Dyer Street, Providence, RI 02903, or such other place as may from time to time be determined by the Managing Members. The Managing Members will give prompt notice of any such change to each Member.

Section 2.04 Registered Office; Registered Agent. The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Members may designate from time to time in the manner provided by the Delaware Act and Applicable Law. The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managing Members may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05 Purpose; Powers. The purpose of the Company is: (i) manage the New Majority Capital Fund and related entities, and (ii) to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities that may, in the sole discretion of the Managing Members, be necessary or incidental to any of the foregoing. The Company shall have all powers and authority as may be necessary or convenient to carry out the purposes for which it was formed, including the powers granted by the Delaware Act.

Section 2.06 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Managing Members or officer of the Company shall be a partner or joint-venturer of any other Member, Managing Members or officer of the Company, for any purposes other than as set forth in the first sentence of **Section 11.01**.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01 Membership Interests; Capital Contributions.

(a) **Membership; Units**.

(i) **Units.** The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preferences, duties, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. Each Member, upon making its Capital Contribution, will own the type and number of Units as set forth opposite such Member's name on the Members Schedule. Fractional Units shall be issued in respect of Capital Contributions where applicable.

(ii) **Authorization and Issuance of Preferred Units, Common Units, and Incentive Units.** Subject to compliance with **Section 4.01**, **Section 8.01** and **Section 10.01**, the Company is hereby authorized to issue (A) a class of Units designated as *Preferred Units*, (B) a class of Units designated as *Common Units Series 1*, (C) a class of Units designated as *Common Units Series 2,* and (D) a class of Units designated as *Incentive Units*. As of the date of this Agreement, the Company is authorized to issue up to 5,250 Common Units Series 1, which are held by HR and KS as set forth on the Members Schedule. As of the date of this Agreement, the Company is authorized to issue up to 1,500 Common Unit Series 2, which are held by holders of Preferred Units as set forth on the Members Schedule. As of the date of this Agreement, the Company is authorized to issue up to 750 Incentive Units are held by such Service Providers as are identified on the Members Schedule and which may be issued by the Company to Service Providers in the future in the discretion of the Managing Members as set forth in this Agreement. As of the date hereof, the Company is authorized to issue up to 1,500 Preferred Units. The Managing Members may from time to time in their discretion and subject to any other applicable express terms of this Agreement, increase the number of Common Units Series-1, Common Units Series-2, Preferred Units or Incentive Units, as the case may be, that the Company is authorized to issue. The Managing Members shall be authorized, without the consent of any other Member, to make appropriate amendments to the terms of this Agreement to reflect the issuance of additional Common Units Series 1, Common Units, Series 2 and Incentive Units, including, without limitations, such changes to the definitions of Common Unit Series 1 Percentage, Common Unit Series 2 Percentage, Vested Unit Percentage, Maximum Vested Unit Percentage and Maximum Common Unit Series 2 Percentage as they may reasonably determine to be necessary or appropriate to reflect such increase in authorized Units. The Company shall maintain a schedule setting forth: (1) the names of Members, (2) their respective mailing addresses, and (3) their Capital Contributions made to the Company and the Units issued to them in consideration therefor (the "**Members Schedule**") and shall update the Members Schedule upon the Transfer of any Units to any new or existing Member and as otherwise required or permitted under this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**. Except as otherwise provided herein or as the context may otherwise require, any and all references herein to *"Units"* shall be deemed to be references to the Common Units Series 1, Common Units Series 2, the Preferred Units, and the Incentive Units. Preferred Units shall be issued by the Company in exchange for a purchase price of $1,000 per Preferred Unit and the Company shall issue to each purchaser of Preferred Units, one Common Unit Series 2 in respect of each Preferred Unit purchased. The additional terms below shall apply only to Incentive Units:

(A) The Company may issue Incentive Awards on the terms set forth in this Agreement and any applicable equity incentive plan adopted by the Company. No Capital Contributions will be required to be made by recipients of Incentive Awards on the date of grant on account of the issuance of the Incentive Award. The Incentive Award shall vest as set

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forth in any applicable equity plan or in any grant agreement issued under and in compliance with such a plan.

(B) The Company, each holder of an Incentive Award, each applicable Incentive Member, and each other Member hereby acknowledge and agree that the Incentive Units underly the Incentive Award held by each such holder of an Incentive Award and the rights and privileges associated with such Incentive Units, collectively, are intended to constitute a "*profits interest*" in the Company within the meaning of the Internal Revenue Service Notice 2005-43, 2005-1 C.B. 1221, Revenue Procedure 93-27, 1993-2 C.B. 343, and Revenue Procedure 2001-43, 2001-2 C.B. 191.

(C) Each Incentive Member receiving an Incentive Award subject to a substantial risk of forfeiture will make a timely election under 83(b) of the Code with respect to such Incentive Award received by such Incentive Member upon or following issuance, in a manner reasonably prescribed by the Company, provided that the fair market value of such Incentive Award for purposes of such election shall be reported as zero.

(D) For the avoidance of doubt, neither the Company nor any Member of the Company is providing any covenant or guarantee that the characterization of an Incentive Award as a "profits interest" as described in this Agreement shall be accepted by any government authority or a court of law.

(E) Each Incentive Unit shall be designated as part of a series (for example, Series 1, Series 2, etc.) which, for avoidance of doubt, may consist only of Incentive Units granted to a single Person. At the time of first issuance of Incentive Units of a series, Available Profits shall be designated with respect to the Incentive Units in such series and recorded on the Members Schedule.

(F) Incentive Awards may contain terms that modify the application of **Section 10.06** to the applicable holder.

(iii) **Closings.** On the date of this Agreement, pursuant to Subscription Agreements being executed and delivered by investors, and accepted by the Managing Members, if any, the Persons identified on **Schedule A** on the date hereof are making to the Company the Capital Contributions identified on **Schedule A** opposite their respective names and are being issued by the Company the Common Units Series 2 and Preferred Units, set forth opposite their respective names on **Schedule A**. Each Person identified on **Schedule A** as a holder of Common Units Series 2, Preferred Units and/or Incentive Units is hereby admitted to the Company as a Member on the date hereof. Following the date of this Agreement, pursuant to Subscription Agreements to be executed and delivered by investors and to be accepted by the Managing Members in their discretion, the Managing Members may determine to permit additional Persons to make Capital Contributions to the Company in exchange for the issuance by the Company to such Persons of Preferred Units and related Common Units Series 2. Any such Persons shall be admitted as Members pursuant to Section 4.01 upon the acceptance by the Managing Members of their subscriptions for Preferred Units and Common Units Series 2, and the Managing

Members shall update Schedule A to reflect the admission of such Persons as Members, their Capital Contributions and the number of Common Units Series 2 and Preferred Units issued to each such Person.

(iv) **Other Issuances**. In addition to the Preferred Units, Common Units and Incentive Units, the Company is hereby authorized, subject to compliance with **Section 4.01**, **Section 8.01** and **Section 10.01**, to authorize and issue or sell to any Person any of the following (collectively, "**New Interests**"): (A) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Preferred Units or Common Units, but having different rights; and (B) Unit Equivalents. The Managing Members are hereby authorized, subject to **Section 13.09**, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

(b) **Capital Contributions**. The Capital Contributions, if any, previously made by existing Members pursuant to the Original Agreement are reflected on **Schedule A**. In connection with its admission to the Company as a Member and/or the issuance of Units to such Member (other than Incentive Units), whether on or after the date of this Agreement, each Member shall make a Capital Contribution in respect of such Units, which Capital Contribution and issuance of Units shall be set forth opposite such Member's name on **Schedule A** hereto. Such Capital Contributions shall be made in in order to fund the payment of, and reasonable reserves of the Company to cover, Company Expenses and other contingent and non-contingent liabilities. Following the funding of each Member's Capital Contribution upon the admission of such Member, such Member shall have no further obligation to fund Capital Contributions hereunder.

(c) **Cancellation of Preferred Units**. With respect to each Preferred Unit, upon the Distribution by the Company to the holder of such Preferred Unit of an aggregate amount equal to the Preferred Liquidation Value of such Preferred Unit for all such Distributions made in respect of such Preferred Unit pursuant to **Section 6.02** or **Section 12.03**, as the case may be, such Preferred Unit shall be deemed fully redeemed, and its attendant rights shall be automatically extinguished and cancelled without further action by the Company, Managing Members or Member holding such Preferred Unit. Upon any such redemption, extinguishment and cancellation of any Preferred Unit, the Managing Members shall amend the Members Schedule to reflect the redemption, extinguishment and cancellation of such Preferred Unit.

Section 3.02 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this **Section 3.02**. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) **Increases to Capital Accounts**. Each Member's Capital Account shall be increased by the amount of (i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions; (ii) any Net Income or other item of income or gain allocated to such Member pursuant to **ARTICLE V**; and (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) **Decreases to Capital Accounts**. Each Member's Capital Account shall be decreased by: (i) the cash amount or Book Value of any property distributed to such Member pursuant to **ARTICLE VI** and **Section 12.03(c)**; (ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to **ARTICLE V**; and (iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.03   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and, subject to **Section 5.04**, shall receive allocations and distributions pursuant to **ARTICLE V**, **ARTICLE VI** and **ARTICLE XII** in respect of such Membership Interests.

Section 3.04   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.05   No Withdrawals. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise expressly provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.06   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with *Treasury Regulations Section 1.704-1(b)* and shall be interpreted and applied in a manner consistent with such *Treasury Regulations*. If the Managing Members determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such *Treasury Regulations*, the Managing Members may authorize such modifications.

Section 3.07   Interest on Capital Contribution. No Member shall be entitled to interest on or with respect to any Capital Contribution.

ARTICLE IV
MEMBERS

Section 4.01   Admission of New Members. New Members may be admitted from time to time (a) in connection with an issuance of Units by the Company, subject to compliance with the provisions of **Section 3.1(b)(iii), Section 3.01(a)(iv)**, **Section 8.01** and **Section 10.01**, and (b) in connection with a Transfer of Units, subject to compliance with **ARTICLE X** and, in each case, following compliance with the remainder of this **Section 4.01**. In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written joinder agreement to become party to this Agreement in form satisfactory to the Managing Members (a "**Joinder Agreement**"). Upon the amendment of the Members Schedule by the Managing Members and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Units, if any, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Managing Members shall also adjust the Capital Accounts of the Members as necessary in accordance with **Section 3.02**.

Section 4.02   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.03   No Withdrawal. So long as a Member continues to hold a Membership Interest, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold a Membership Interest, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in *§ 18-304* of the Delaware Act.

Section 4.04   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.05   Powers of Members; Voting of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Delaware Act. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company. Unless otherwise provided to the contrary under this Agreement or under Applicable Law, any action or matter requiring the approval of the Members under this Agreement or under Applicable Law shall require the approval of Members holding at least 51% of the aggregate Units entitled to vote on such action or matter. Meetings of the Members, including, without limitation, annual meetings of the Members, are not required. Preferred Units and Incentive Units shall not carry voting rights. All Members shall be entitled to one vote for each Common Unit held by them.

Section 4.06 Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a Joinder Agreement and become formally admitted as a Member pursuant thereto. In the event of the death of one of the Managing Members, the remaining Managing Member shall have the option, but shall not be required to designate a substitute Managing Member. In the event of the death of both Managing Members, substitute Managing Members shall be designated by the affirmative vote of Members holding a majority of the issued and outstanding Common Units by written notice delivered to all Members.

Section 4.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account.

(a)   .

ARTICLE V
ALLOCATIONS

Section 5.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in **Section 5.02**, Net Income and Net Loss of the Company shall be allocated among the Members in such a manner such that, as of the end of such Fiscal Year (or portion thereof, as applicable), the sum of (a) the Capital Account of each Member, (b) such Member's share of Company Minimum Gain (as determined according to *Treasury Regulation Section 1.704-2(g)*) and (c) such Member's partner nonrecourse debt minimum gain (as defined in *Treasury Regulation Section 1.704-2(i)(3)*) shall be equal to the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under the Delaware Act or under the terms of this Agreement, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of liquidation in accordance with **ARTICLE XII** (including after paying or providing for all liabilities of the Company).

Section 5.02 Regulatory and Special Allocations. Notwithstanding the provisions of **Section 5.01**:

(a)   If there is a net decrease in Company Minimum Gain (determined according to *Treasury Regulations Section 1.704-2(d)(1)*) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with *Treasury Regulations Section 1.704-2(g)*. The items to be so allocated shall be determined in accordance with *Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2)*. This **Section 5.02** is intended to comply with the *"minimum gain chargeback"* requirement in *Treasury Regulations Section 1.704-2(f)* and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by *Treasury Regulations Section 1.704-2(i)*. Except as otherwise provided in *Treasury Regulations Section 1.704-2(i)(4)*, if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with *Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)*. This **Section 5.02(b)** is intended to comply with the *"minimum gain chargeback"* requirements in *Treasury Regulations Section 1.704-2(i)(4)* and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their percentage ownership of issued and outstanding Units.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in *Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6)*, Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This **Section 5.02(d)** is intended to comply with the qualified income offset requirement in *Treasury Regulations Section 1.704-1(b)(2)(ii)(d)* and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the *Treasury Regulations* under Code *Section 704*. Notwithstanding any other provisions of this **ARTICLE V** (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(f)   The Company and the Members acknowledge that allocations like those described in *Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c)* ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with *Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c)* or any successor provision or guidance.

Section 5.03   Tax Allocations.

(a)   Subject to **Section 5.03(b)**, **Section 5.03(c)** and **Section 5.03(d)**, all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to **Section 5.01** and **Section 5.02**, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in **Section 5.01** and **Section 5.02**.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code *Section 704(c)* and the traditional method with curative allocations of *Treasury Regulations Section 1.704-3(c)*, so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to *Treasury Regulations Section 1.704-1(b)(2)(iv)(f)* as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code *Section 704(c)*.

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managing Members taking into account the principles of *Treasury Regulations Section 1.704-1(b)(4)(ii)*.

(e)   The Company shall make allocations pursuant to this **Section 5.03** in accordance with *Treasury Regulations Section 1.704-3(d)*.

(f)   Allocations pursuant to this **Section 5.03** are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of **ARTICLE X**, Net Income, Net Losses and other items of income, gain, loss and deduction of the

Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

Section 5.05 **Curative Allocations**. In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this **ARTICLE V** (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of *Treasury Regulations Section 1.704-1(b)* and the factors set forth in *Treasury Regulations Section 1.704-1(b)(3)(ii)*) (a "**Misallocated Item**"), then the Managing Members may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE VI
DISTRIBUTIONS

Section 6.01 **Distributions Generally.**

(a) **Managing Members Discretion**. Subject to **Section 6.01(b)**, **Section 6.02** and **Section 6.05**, the Managing Members shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or making of provision for the payment when due of Company Expenses and other obligations of the Company, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses and reasonable reserves for contingencies).

(b) **Compliance with Law**. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate *§ 18-607* of the Delaware Act or other Applicable Law.

Section 6.02 **Priority of Distributions**. After making all Distributions required for a given Fiscal Year under **Section 6.05** and subject to the priority of Distributions pursuant to **Section 12.03(c)**, if applicable, all Distributions determined to be made by the Managing Members pursuant to **Section 6.01** shall be made in the following manner:

(a) first, to the Members holding Preferred Units pro rata in proportion to their holdings of Preferred Units, until Distributions under this **Section 6.02(a)** reduce the

25

Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution to zero;

(b)   second, to the Members holding Preferred Units pro rata in proportion to their holdings of Preferred Units, until Distributions under this **Section 6.02(b)** equal the aggregate Preferred Capital Value attributable to such Preferred Units, at which time the Preferred Units shall be considered "redeemed" and no longer "outstanding" for purposes of this Agreement, in accordance with **Section 3.01(d)**; and

(c)   thereafter, any remaining amounts shall be Distributed to the Members holding Common Units Series 1, the Members holding Common Units Series 2, and to the Incentive Members holding Vested Units, as follows:.

(i)   The Vested Unit Percentage of such remaining amounts shall be distributed to the holders of Vested Units, pro rata based on the number of Vested Units held by such Members;

(ii)   The Common Unit Series 1 Percentage of such remaining amounts shall be distributed to the holders of Common Units Series 1, pro rata based on the number of Common Units Series 1 held by such Members; and

(iii)   The Common Unit Series 2 Percentage of such remaining amounts shall be distributed to the holders of Common Units Series 2, pro rata based on the number of Common Units Series 2 held by such Members.

Notwithstanding the foregoing, (1) Incentive Units shall be ignored as outstanding (i.e., be deemed not to be outstanding) with respect to Distributions to the extent the Distribution is attributable to operations of the Company prior to their issuance, as determined by the Managing Members, and (2) any amount otherwise Distributable in respect of each Incentive Unit under this **Section 6.02** shall be foregone and forfeited and otherwise made available for Distribution under this **Section 6.02** until such Incentive Unit has foregone and forfeited an amount of Distributions equal to the Available Profits associated with such Incentive Unit; and any such amount foregone and forfeited shall be Distributed in respect of Common Units Series 1, Common Units Series 2 and Vested Units not limited by this sentence with respect to the applicable aggregate Distribution, as if such limited Incentive Unit were not outstanding. Each dollar of Distributions shall be deemed Distributed in series for purposes of applying the foregoing sentence. Additionally, with respect to any Incentive Unit that is an Unvested Unit, any Distributions that would otherwise be made shall be held back by the Company and forwarded to the applicable Member holding such Unvested Units as soon as practicable following vesting of such Unvested Unit, if such vesting occurs, and to the extent such Unvested Units are ultimately forfeited, such amounts shall be made available for Distribution under this **Section 6.02** as if such amounts were newly available for Distribution.

Section 6.03   Tax Withholding; Withholding Advances.

(a)　　　**Tax Withholding**.　If requested by the Managing Members, each Member shall, if able to do so, deliver to the Managing Members: (i) an affidavit in form satisfactory to the Managing Members that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law; (ii) any certificate that the Managing Members may reasonably request with respect to any such laws; and/or (iii) any other form or instrument reasonably requested by the Managing Members relating to any Member's status under such law.　If a Member fails or is unable to deliver to the Managing Members　the affidavit described in **Section 6.03(a)(i)**, the Managing Members may withhold amounts from such Member as the Managing Members may deem necessary or appropriate in its discretion.

(b)　　　**Withholding Advances**. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this **Section 6.03(b)** shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement and, at the option of the Managing Members, shall be charged against the Member's Capital Account.

(c)　　　**Repayment of Withholding Advances**.　Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall:

(i)　　be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Managing Members shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii)　　with the consent of the Managing Members, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the Managing Members shall have initially charged the amount of the Withholding Advance to the Capital Account).

(d)　　　**Indemnification**. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this **Section 6.03(d)** and the obligations of a Member pursuant to **Section 6.03(c)** shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this **Section 6.03** including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

        (e)   **Overwithholding**. Neither the Company nor the Managing Members shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

        Section 6.04   **Distributions In-Kind.**

        (a)   **General**. The Managing Members are hereby authorized, in their sole discretion, to make distributions to the Members in the form of Marketable Securities. The Managing Members shall not distribute to any Member without such Member's prior written consent, securities that are not Marketable Securities or other property held by the Company. In any non-cash distribution otherwise permitted by this **Section 6.04**, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to **Section 6.01**.

        (b)   **Compliance with Law**. Any distribution of securities shall be subject to such conditions and restrictions as the Managing Members determine are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Managing Members may require that the Members execute and deliver such documents as the Managing Members may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

        Section 6.05   **Tax Distributions.**   Notwithstanding anything to the contrary in this **ARTICLE VI** or otherwise in this Agreement, the Company may, as determined in the sole discretion of the Managing Members, prior to (and in priority to) or in connection with any distributions under **Section 6.01**, make distributions to the Members in an amount intended, in each case, to enable such Members (or any Person whose tax liability is determined by reference to the income of any such Member), to discharge its United States federal, state and local (and, in the sole discretion of the Managing Members, foreign) income tax liabilities expected, as determined by the Managing Members in its sole discretion, to arise from the allocation of tax items referred to in **ARTICLE V**. Such distributions may be made during or in the taxable year following such allocations of tax items. The amounts distributable pursuant to this **Section 6.05** shall be calculated by the Managing Members in their sole discretion, taking into account the maximum combined applicable federal, state and city tax rate applicable for individuals, in the highest taxed jurisdiction in which the Managing Members know that any Member (or beneficial owner thereof) resides, on ordinary income and capital gain (taking into account any applicable holding period), as the case may be, and the amounts thereof so allocated to the Members and otherwise based on such reasonable assumptions as the Managing Members determine in good faith to be appropriate. Without limiting the generality of the immediately preceding sentence, (i) with regard to any particular type or class of income, gain, profit or revenue, the applicable tax rate shall be deemed to be the highest statutory rate applicable to such specific type or class of income, gain, profit or revenue, (ii) the Managing Members shall be entitled to assume that the relevant items of income, gain, deduction, loss and credit in respect of the Company were the only such items entering into the calculation of tax liabilities of the Members for the fiscal year in respect of which such determination is being made. Any amounts distributed to the Members (including the Managing Members) pursuant to this **Section 6.05** shall be deemed to be advances of, and shall serve to reduce, the next amounts otherwise distributable to the recipient Members pursuant to the appropriate provision of **Section 6.01** above. For the further avoidance of doubt, in calculating a Member's tax liability under this **Section 6.05**, the Managing Members shall not be required to inquire as to, recognize or otherwise take into account the particular tax status or tax situation of, or any other facts and circumstances applicable to, any particular Member.

Section 6.06   **Distributions Subject to Return to Fund Indemnity Claims, Etc.** At any time prior to the first anniversary of the date of termination of the Company, the Managing Members may, upon not less than 10 days' notice, in its sole discretion, require that the Members return to the Company (in proportion to their respective shares of the cash Distributions at issue) all or any portion of the cash Distributions made to the Members and not previously returned; *provided, however*, that: (i) amounts returned by the Members pursuant to this **Section 6.06** shall be applied by the Company solely to the satisfaction of (x) indemnification obligations arising under **Section 9.03**, (y) obligations of the Company to make payments to third parties in respect of assets of the Company that have been sold or otherwise disposed of by the Company, or (z) other extraordinary liabilities of the Company that are not regular routine Company Expenses accrued in the ordinary course of business as determined by the Managing Members in their sole discretion; (ii) the Managing Members shall not issue a notice pursuant to this **Section 6.06** in respect of a cash Distribution that was made more than one year prior to the earlier of (x) the date of such notice or (y) the date upon which the Managing Members notified the Members of a *bona fide* claim or threatened claim that, in the Managing Members' reasonable judgment, presents a realistic possibility of giving rise to such notice; and (iii) the aggregate obligation of each Member pursuant to this **Section 6.06** shall in no event exceed 35% of such Member's aggregate Capital Contribution. The return of any Distribution (or portion thereof) under this **Section 6.06** shall be treated for purposes of this Agreement as a cancellation of the Distribution (or portion thereof) to which it relates (effective as of the time of such return), and shall not be treated as a Capital Contribution by the Member making such return. For avoidance of doubt, in-kind distributions of securities shall not be subject to recall by the Managing Members pursuant to this **Section 6.06**.

ARTICLE VII
MANAGEMENT

Section 7.01   **Management of the Company.**

(a)   **Authority of Managing Members**. The business and affairs of the Company as contemplated by **Section 2.05** of this Agreement shall be managed exclusively by the

Managing Members. Each of the Managing Members shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting such business and affairs of the Company and to take all such actions as the Managing Members deem necessary or appropriate to accomplish the purposes of the Company. The actions of the Managing Members taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise expressly provided herein or unless specifically authorized by the Managing Members pursuant to a resolution expressly authorizing such action which resolution is duly and unanimously adopted by the Managing Members. The Managing Members each shall be a *"manager"* of the Company for all purposes of the Delaware Act, and as contemplated by *Section 18-402* of the Delaware Act.

        Section 7.02   **Expenses.**

        (a)   **Company Expenses**. The Company shall be responsible for the payment of any and all costs, fees and expenses (collectively "**Company Expenses**") incurred by the Company, the Managing Members or any of their respective Affiliates, in each case, only if and to the extent that such costs, fees and expenses are associated with the organization and formation (including any issuances and sales of Units contemplated hereby), operation, business, investment activities, dissolution, winding-up or termination of the Company, including, by way of example and not by way of limitation all costs and expenses incurred in connection with: (i) identifying, structuring, negotiating, diligencing, documenting and making investments and in connection with executing and delivering the investment agreements and performing the Company's obligations, and enforcing the Company's rights, privileges and remedies thereunder, (ii) monitoring, purchasing, holding, selling or proposing to sell or exchanging or otherwise disposing of or valuing (including any due diligence activities relating to any of the foregoing) agreements, Securities, or other assets acquired or proposed to be acquired from time by the Company in accordance with the provisions of this Agreement, and including, without limitation, any related legal, audit, accounting and similar professional fees and expenses, (iii) real property or personal property taxes on the Company's investments; (iv) travel and all normal expenses incurred in the investigation of investment opportunities in relation to the Company's business and operations, (v) brokerage fees relating to the disposition of Company investments, (vi) legal fees in relation to the Company's business and operations, (vii) audit and accounting fees in relation to the Company's business and operations, (viii) fees and expenses incurred in connection with the maintenance of a registered agent and office in the State of Delaware; (ix) fees and expenses arising due to any regulatory obligations of the Company or the Managing Members or their Affiliates with respect to the Company, including, without limitation, the filing of any necessary tax returns or other tax filings and filings under, and compliance with the requirements of, the Investment Advisers Act of 1940, as amended, (x) taxes applicable to the Company on account of its operations, (xi) reasonable fees incurred in connection with the maintenance of Company bank or custodial accounts; and (xi) all expenses incurred in connection with the registration of the Company's securities under applicable securities laws or the perfection of an exemption from any such registration. The Company shall also bear: (A) expenses incurred by the Tax Matters Member, (B) the cost of applicable liability and other insurance premiums, including, without limitation, with respect to any directors and officers liability insurance policy, which the Managing Members may in their sole discretion deem to be necessary or appropriate for the Company to maintain in effect, (C) out of pocket costs associated with meetings of the Members, (D) all out of pocket costs associated with preparing and distributing reports, notices and other communications to Members, (E) all legal and accounting fees related to the Company and its activities, and (F) all costs and expenses arising out of the Company's indemnification obligations under this Agreement (including under **Section 9.03**) and any related or other Litigation to which the Company or its Affiliates or any Covered Person may from time to time be (or be threatened to be made) a party. If the Managing Members or their Affiliates incur an expense that constitutes a Company Expense and is also an expense that benefits another investment fund or investment vehicle that is sponsored or managed by the Managing Members or their Affiliates, then the Managing Members shall in their good faith reasonable discretion apportion and allocate such expense between the Company (as a reimbursable Company Expense), on the one hand, and such other investment funds or investment vehicles, on the other hand, in such manner as the Managing Members deem to be equitable or appropriate.

(b) **Payment of Company Expenses**. The Managing Members and their Affiliates may pay Company Expenses on the Company's behalf and/or cause the Company to incur indebtedness (including, without limitation, loans from Related Parties) to fund the payment of such Company Expenses. For avoidance of doubt, any and all costs and expenses associated with incurring and repaying any such indebtedness shall constitute Company Expenses for all purposes of this Agreement. The Managing Members are hereby authorized, out of the funds of the Company legally available therefor, to pay, or reserve for the payment of, any accrued and unpaid or unreimbursed Company Expenses and any future anticipated Company Expenses, in each case, before making any distributions to the Members or the Managing Members under **Section 6.01** or **Section 12.03**.

(c) **Member Expenses.** Except as expressly set forth in this Agreement, each Member shall bear its own costs, expenses and losses associated with its participation in the Company, including its costs, expenses and losses associated with: (i) evaluating, consummating, monitoring and maintaining its investment in the Company, (ii) satisfying its obligations under this Agreement, (iii) assessing and responding to requests by the Managing Members for consents, approvals, amendments to this Agreement and similar matters, (iv) taxes and other governmental charges, (v) legal, accounting, tax, financial and other professional advice and services and (vi) compliance with applicable law. The Managing Members shall have the right to charge any Member, and not treat as a Company Expense, any expense or cost attributable to a single Member or a small group of Members, including, without limitation, additional accounting expenses incurred in providing a calculation of unrelated business taxable income, if any, to any particular Member or Members.

Section 7.03 **No Personal Liability.** The Managing Members will not be obligated personally for any debt, obligation or liability of the Company or of any subsidiary of the Company, whether arising in contract, tort or otherwise, solely by reason of being the Managing Members.

Section 7.04   Other Business Activities.

(a)   The Managing Members shall devote such time to the affairs of the Company as shall in the Managing Members' sole discretion be reasonably required to conduct the business and affairs of the Company as contemplated by this Agreement.

(b)   Nothing contained in this Agreement shall be deemed to preclude the Managing Members, any Affiliate of the Managing Members or any such Persons' respective members, managers, partners, shareholders, employees, officers or directors or any of their respective Affiliates (any of the foregoing, a "**Managing Member Associate**") from engaging, directly or indirectly, in any other business of any nature or from directly or indirectly purchasing, selling or holding securities or instruments or making or guaranteeing loans for their own accounts or for the account of any other Person, whether as investment manager or adviser, dealer, broker or otherwise; *provided*, that neither the Managing Members nor any Managing Member Associate shall for so long as Preferred Units remain issued and outstanding, without the prior written consent of Members holding a majority of the issued and outstanding Common Units, engage directly or indirectly (other than through the Company and the Company Subsidiaries) in any business that is directly competitive with the business then-conducted directly or indirectly by the Company and the Company Subsidiaries.. Subject to the immediately preceding sentence, neither the Managing Members nor any Managing Member Associate shall have any duty to communicate or offer any business opportunities, investment opportunities or other opportunities to the Company or any Company Subsidiary or to any Member, and neither the Managing Members nor the Managing Member Associates shall be liable to the Company or any Company Subsidiary or to any Members for breach of any fiduciary or other duty by reason of the fact that such Person pursues or acquires for, or directs such opportunity to another Person or does not communicate such opportunity or information to the Company or any Company Subsidiary.

(c)   Subject to the express provisions of this Agreement, the Managing Members and the Managing Member Associates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others. Neither the Company nor any Member shall have any rights or obligations, by virtue of this Agreement or the relationship created hereby, in or to such independent ventures or the income or profits or losses derived therefrom.

(d)   No Member shall, solely by reason of being a Member in the Company, have any right to participate in any manner in any profits or income earned or derived by or accruing to the Managing Members or any Managing Member Associate from the conduct of any business other than the business of the Company or from any transaction in instruments or securities effected by the Managing Members or any Managing Member Associate for any account other than that of the Company.

(e)   Unless otherwise prohibited by Applicable Law, any Related Party may, but is not obligated to, transact business of any nature with the Company and its Subsidiaries, including, without limitation, lend money to the Company and/or its Subsidiaries, serve as surety for the Company and/or its Subsidiaries or otherwise enter into contracts and agreements with the Company and/or its Subsidiaries and provide goods and services to the Company and/or its Subsidiaries. When transacting business with the Company or a Company Subsidiary, a Related Party shall have the same rights and obligations as an unrelated non-Related Party; *provided*, that, (i) the compensation paid or promised for goods or services provided by any Related Party to the Company and/or its Subsidiaries shall be reasonable and shall be paid only for goods or services actually furnished to the Company and/or its Subsidiaries and (ii) the terms for furnishing such goods or services shall be at least as favorable to the Company and/or its Subsidiaries as could reasonably have been expected to have been obtainable in an arms' length transaction with an unrelated third party.

Section 7.05 Information Rights. The Managing Members shall keep the other Members reasonably informed on a timely basis of any material fact, information, litigation, employee relations or other matter that could reasonably be expected to have a material impact on the operations or financial position of the Company and its Subsidiaries taken as a whole. The Managing Members shall provide all material information relating to the Company or the management or operation of the Company that is reasonably available to the Managing Members as any Member may reasonably request from time to time. Without limiting the generality of the foregoing, the Managing Members shall cause the Company to deliver to each Member, within 120 days after the end of each fiscal year of the Company, annual financial statements of the Company which, unless the Company then conducts an annual audit of its financial statements, shall be unaudited. Together with such annual financial statements, the Managing Members shall cause the Company to deliver to each Member a statement of the balance of such Member's Capital Account. Further, the Managing Members shall cause the Company to provide each Member, on an annual basis, with an impact report containing a brief description of, and commentary on, the business and operations of the Company and the Company Subsidiaries for the period in question, together with selected financial information as determined by the Managing Members for the period in question.

Section 7.06 Removal and Resignation of Managing Members. The Managing Members may not withdraw, retire or resign as a managing member of the Company; *provided*, that the Managing Members shall at any time be permitted to resign as manager of the Company if the Managing Members, in connection with such resignation, appoints as a successor managing member of the Company an Affiliate of the Managing Members. For avoidance of doubt, the Members shall have no right to remove the Managing Members at any time, whether with or without cause.


ARTICLE VIII
PRE-EMPTIVE RIGHTS


Section 8.01 Pre-Emptive Rights.

(a) **Issuance of New Securitiess**. The Company hereby grants to each holder of Common Units (each, a "**Pre-Emptive Member**") the right to purchase its Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to the Managing Members or any Affiliate of the Managing Members.

(b)   **<u>Definition of New Securities</u>**. As used herein, "**New Securities**" means, any authorized but unissued Preferred Units or Common Units or other Membership Interests in the Company and any Unit Equivalents convertible into Preferred Units, Common Units or such other Membership Interests, exchangeable or exercisable for Preferred Units, Common Units or other Membership Interests, or providing a right to subscribe for, purchase or acquire Preferred Units, Common Units or other Membership Interests; *provided*, that the term "**New Securities**" shall not include additional Incentive Units issued after the date hereof or other Units or Unit Equivalents issued or sold by the Company in connection with: (A) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (B) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties, or business of any Person; (C) any merger, consolidation, or other business combination involving the Company or any Company Subsidiary; (D) any subdivision of Units (by a split of Units or otherwise), payment of Distributions, or any similar recapitalization; (E) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (F) a joint venture, strategic alliance, or other commercial relationship with any Person (including Persons that are Service Providers, customers, suppliers, and/or strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (G) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business.

(c)   **<u>Procedures</u>**. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in **<u>Section 8.01(a)</u>** to the Pre-Emptive Members prior to the issuance or sale thereof, which notice shall include the material terms and conditions of the proposed issuance or sale, including the prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") the number and description of New Securities proposed to be issued, the proposed purchase price per unit of the New Securities and, if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Managing Members' good-faith determination of the Fair Market Value thereof. Each Pre-Emptive Member shall have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities, at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") within ten days of receipt of the Issuance Notice (the "**Exercise Period**"), specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-Emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-Emptive Member to deliver an Acceptance Notice by the end of the relevant Exercise Period shall constitute a waiver of its rights under this **<u>Section 8.01</u>** with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities. Following the expiry of the Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-Emptive Members declined to exercise the pre-emptive right set forth in this **Section 8.01** on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (i) such issuance or sale is closed within 90 Business Days after the expiration of the Exercise Period; and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this **Section 8.01**.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

Section 9.01   Exculpation of Covered Persons.

(a)   **Covered Persons**. As used herein, the term "**Covered Person**" shall mean (i) the Managing Members; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of the Managing Members, and each of their respective Affiliates; and (iii) each officer, employee, agent or representative of the Company if and to the extent so designated by the Managing Members in writing in the Managing Members' discretion.

(b)   **Standard of Care**. To the fullest extent permitted by applicable law, no Covered Person shall be liable, in damages or otherwise, to the Company, any Member or any of their respective Affiliates or any other Covered Person, in each case, for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in connection with or in any way relating to the Company's business or affairs or portfolio companies or portfolio investments of the Company (including, without limitation any act or omission by such Covered Person in good faith reliance on the provisions of this Agreement), except in the case of any act or omission with respect to which a court of competent jurisdiction (or other similar tribunal) has issued a final and non-appealable decision, judgment or order that such act or omission resulted from such Covered Person's fraud or willful misconduct. The provisions of this Agreement, to the extent that such provisions expressly restrict or eliminate the duties (including fiduciary duties) and liabilities of a Covered Person otherwise existing at law or in equity are agreed by the Partners to replace such other duties and liabilities of such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Member or the Managing Members; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in *§ 18-406* of the Delaware Act.

Section 9.02   Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company and the Members are only as expressly set forth in this Agreement; *provided*, that nothing in this Agreement shall eliminate the implied contractual covenant of good faith and fair dealing. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Company and the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's *"discretion"* or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's *"good faith,"* the term *"good faith"* shall be construed to mean acting in a manner that does not constitute a bad faith violation of the implied contractual covenant of good faith and fair dealing, and wherever under this Agreement a Covered Person is subjected to an express standard, the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.03   Indemnification.

(a)   **Indemnification**. To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company and/or such Subsidiary; or

(ii)   The fact that such Covered Person is or was acting in connection with the business of the Company (and/or a Company Subsidiary) as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company (and/or Company Subsidiary), any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe her, his, their or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this **Section 9.03**; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this **Section 9.03**, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this **Section 9.03** shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this **Section 9.03** shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this **Section 9.03** and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Members may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Notwithstanding anything contained herein to the contrary, but subject to **Section 6.06**, any indemnity by the Company relating to the matters covered in this **Section 9.03** shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause**. If this **Section 9.03** or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this **Section 9.03** to the fullest extent permitted by any applicable portion of this **Section 9.03** that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment**. The provisions of this **Section 9.03** shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this **Section 9.03** is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this **Section 9.03** that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 9.04 **Survival.** The provisions of this **ARTICLE IX** shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
TRANSFER

Section 10.01 **Restrictions on Transfer.**

(a) Except as otherwise permitted under **Section 10.02**, no Member shall Transfer all or any portion of its Units in the Company without the prior written consent of the Managing Members. No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the

Company in accordance with **Section 4.01** hereof. Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(b)   Notwithstanding any other provision of this Agreement (including **Section 10.02**), each Member agrees that it will not, directly or indirectly, transfer all or any portion of its Membership Interest, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or *"blue sky"* laws, and then, with respect to a Transfer of Units, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a *"publicly traded partnership"* under *Section 7704(b)* of the Code within the meaning of *Treasury Regulation Section 1.7704-1(h)(1)(ii)*, including the look-through rule in *Treasury Regulation Section 1.7704-1(h)(3)*;

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi)   if such Transfer or issuance would cause the Company or any of the Company's subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company or any of the Company's subsidiaries to be deemed *"Plan Assets"* as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any *"prohibited transaction"* thereunder involving the Company or any Company subsidiary.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement. Further, in any event, the Managing Members may refuse the Transfer to any Person of Units if such

Transfer would have a material adverse effect on the Company as a result of any regulatory, tax or other restrictions imposed by any Governmental Authority.

Section 10.02   **Permitted Transfers.** Notwithstanding **Section 10.01** above, a Member may, without obtaining the consent of the Managing Members, Transfer all or any portion of its Units to (a) with respect to a Member that is not a natural Person, any Affiliate of such Member, and (b) with respect to any Member that is a natural Person, (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and spouses of each such natural Person (collectively, "**Family Members**"), (ii) a trust under which the distribution of such Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; *provided*, that in the case of any Transfer contemplated by the immediately preceding clauses (a) and (b), the Transferee executes a Joinder Agreement pursuant to which such Transferee agrees to be bound by and subject to the terms and conditions of this Agreement in the same manner as was the Transferor.

Section 10.03   **Drag-Along Rights**.

(a)   **Participation**. Subject to **Section 10.05**, if, at any time while any Units or Unit Equivalents are outstanding, the Managing Members propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), the Managing Members shall have the right, after delivering a Drag-Along Notice (as defined below), to require that each Member participate in such sale (including, if necessary, by converting their Unit Equivalents into Units to be sold in the Drag-Along Sale) in the manner set forth in **Section 10.03(b)**.

(b)   **Sale of Units**.

(i)   If the Drag-Along Sale is structured as a sale of Units to a Third Party Purchaser, then each Member holding Common Units and Vested Units shall sell the number of Common Units, Vested Units and/or Unit Equivalents of Common Units equal to the product obtained by multiplying (i) the number of applicable Common Units or Vested Units on a Fully Diluted Basis held by such Member by (ii) a fraction (x) the numerator of which is equal to the number of Common Units on a Fully Diluted Basis that the Managing Members proposes to sell in the Drag-Along Sale and (y) the denominator of which is equal to the number of applicable Common Units on a Fully Diluted Basis held by the Managing Members at such time; and

(ii)   If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement but subject to the rights of the holders Preferred Units set forth in **Section 10.05**, each Member shall, to the extent required by this Agreement or Applicable Law, vote in favor of the transaction and otherwise consent to and raise no objection to such transaction.

(c) **Sale Notice**. The Managing Members shall exercise their rights pursuant to this **Section 10.03** by delivering a written notice (the "**Drag-Along Notice**") to each Member no more than ten Business Days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale. The Drag-Along Notice shall make reference to the Members' rights and obligations hereunder and shall describe in reasonable detail: (i) the name of the person or entity to whom such Units are proposed to be sold; (ii) the proposed date, time and location of the closing of the sale; (iii) the number of Units to be sold by the Managing Members, the proposed amount of consideration for the Drag-Along Sale and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and (iv) a copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale; Cooperation**. The obligations of the Members in respect of a Drag-Along Sale under this **Section 10.03** are subject to the satisfaction of the following conditions: (i) each holder of Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series of Unit (and the nature of any Vested Unit as an Incentive Unit and its Available Profits may be taken into account); and (ii) the Company and the Managing Members shall remain in compliance with **Section 10.05**. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments in furtherance of the foregoing.

Section 10.04 Tag-Along Rights.

(a) **Participation**. If, at any time while any Units or Unit Equivalents are outstanding, and subject to the terms and conditions specified in **Section 10.01** and **Section 10.02**, the Managing Members (the "**Selling Member**") proposes to Transfer any of their Common Units (or any Unit Equivalents of such Units) to any Person (a "**Proposed Transferee**"), each other Member (each, a "**Tag-Along Member**") shall be permitted to participate in such sale (a "**Tag-Along Sale**") on the terms and conditions of this **Section 10.04**; *provided*, that the provisions of this **Section 10.04** shall not apply to Transfers in which the Managing Members has elected to exercise their drag-along rights under **Section 10.03**.

(b) **Sale Notice**. Prior to the consummation of any Transfer of Common Units (or any Unit Equivalents of such Units), the Selling Member shall deliver to the Company and each other Member holding Common Units (or any Unit Equivalents of such Common Units) a written notice (a "**Sale Notice**") of the proposed Tag-Along Sale as soon as practicable. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail: (i) the aggregate number of Common Units (or any Unit Equivalents) the Proposed Transferee has offered to purchase; (ii) the identity of the Proposed Transferee; (iii) the proposed date, time and location of the closing of the Tag-Along Sale; (iv) the purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and (v) a copy of any form of agreement proposed to be executed in connection therewith.

(c) **Exercise of Tag-Along Right**.

(i) The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to **Section 10.04(c)(ii)** shall have the right to Transfer in the Tag-Along Sale the number of Common Units (and applicable Unit Equivalents, if any), as the case may be, and with the Common Units, equal to the product of (x) the aggregate number of Common Units (and applicable Unit Equivalents) that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Common Units, on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to **Section 10.04(c)(ii)** (such amount with respect to the Common Units (and applicable Unit Equivalents, if any), the "**Tag-Along Portion**,".

(ii) Each Tag-Along Member shall exercise its right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "**Tag-Along Notice**") stating its election to do so and specifying the number of Common Units and/or Unit Equivalents (up to its Tag-Along Portion) to be Transferred by it no later than five Business Days after receipt of the Sale Notice (the "**Tag-Along Period**"). The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this **Section 10.04**. Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with this **Section 10.04(c)(ii)** shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Common Units (and/or Unit Equivalents) owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any other participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Common Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(d) **Conditions of Sale; Cooperation**. Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit, after deduction of such Member's proportionate share of the related expenses as further specified below. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to the other terms and conditions set forth in this **Section 10.04**. The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale. The Selling Member shall have 90 days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice. If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then effect a Transfer that is subject to this **Section 10.04** without again fully complying with the provisions of this **Section 10.04**.

Section 10.05   **Change of Control Redemption Rights**.

(a)   **Change of Control Notice**. If, at any time while Preferred Units are still outstanding, the Managing Members propose to consummate, in one transaction or a series of related transactions, a Change of Control, the Company shall deliver to each Member holding Preferred Units a written notice (the "**Change of Control Notice**"). The Change of Control Notice shall describe in reasonable detail: (i) the name of the person or entity to whom Units or other assets of the Company are proposed to be sold; (ii) the proposed date, time and location of the closing of the sale; (iii) the proposed amount of consideration for the Change of Control and the other material terms and conditions of the Change of Control, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (iv) a copy of any form of agreement proposed to be executed in connection therewith.

(b)   **Exercise of Change of Control Redemption Right**. Upon receipt of a Change of Control Notice, the Members holding outstanding Preferred Units shall have the right (a "**COC Redemption Right**"), to require the Company to redeem each then-outstanding Preferred Unit for its Preferred Liquidation Price in connection with the consummation of such Change of Control. In order to exercise such COC Redemption Right, the Members holding Preferred Units must deliver a written notice (a "**COC Redemption Exercise Notice**") to the Company within 10 Business Days of the applicable Members' receipt of the initial Change of Control Notice (the "**COC Redemption Exercise Period**") stating that the Member holding Preferred Units elects to exercise its COC Redemption Right and setting forth the Preferred Liquidation Price for each Preferred Unit, which price, for the avoidance of doubt, shall be equal to or less than the Preferred Liquidation Value. Any failure by the Member holding Preferred Units to deliver a COC Redemption Exercise Notice before the expiry of the COC Redemption Exercise Period shall be deemed a waiver by the Member holding Preferred Units of their respective COC Redemption Rights pursuant to this **Section 10.05(b)**.

(c)   **Change of Control; Cooperation**. If a Member holding Preferred Units waives its COC Redemption Right as set forth in **Section 10.05(b)**, the Managing Members shall have the right to proceed with the proposed Change of Control on the terms set forth in the Change of Control Notice, including by exercising their rights pursuant to **Section 10.03**, and each Member holding Preferred Units shall take all actions as may be reasonably necessary to consummate the Change of Control described in the Change of Control Notice, including, without limitation, entering into agreements and delivering certificates and instruments in furtherance of the foregoing. If a Member holding Preferred Units elects to exercise its COC Redemption Right, such Member shall take all actions as may be reasonably necessary to consummate the Change of Control described in the Change of Control Notice, including, without limitation, entering into agreements and delivering certificates and instruments in furtherance of the foregoing; *provided*, that, such obligations of the Members holding Preferred Units shall be subject to the satisfaction of the following conditions: (i) each holder of Preferred Units will receive the same form of consideration for their Preferred Units as is received by other holders in respect of their Preferred Units; and (ii) unless waived pursuant to **Section 10.05(b)**, in connection with such Change of Control, the holders of the Preferred Units shall receive the Preferred Liquidation Price in respect of their Preferred Units in accordance with this **Section 10.05**.

Section 10.06   **Consequences of Termination of Incentive Member's Employment or Other Service with the Company.**

(a)   If an Incentive Member's employment or other Service Provider relationship with the Company or any Subsidiary or Affiliate of the Company is terminated for any reason (such Person, a "**Terminated Holder**"), any Incentive Units held by such Terminated Holder as of the date of such termination that are Unvested Units shall be automatically forfeited as of such date. In addition, if an Incentive Member's employment or other Service Provider relation with the Company or any Subsidiary or Affiliate of the Company is terminated where Cause exists, all Incentive Units that are Vested Units that were granted under an Incentive Award shall also be automatically forfeited without payment.

(b)   If an Incentive Member's employment or other Service Provider relationship with the Company or any Subsidiary or Affiliate of the Company is terminated and such termination does not result in automatic forfeiture of such Incentive Member's Incentive Units that are Vested Units pursuant to **Section 10.06(a)** above, then, with respect to un-forfeited Incentive Units that are Vested Units, the Company shall have the option, but not the obligation to purchase such Terminated Holder's Incentive Units ("**Repurchase Incentive Units**") in accordance with the provisions of this **Section 10.06** at any time from and after date of the termination of employment or other Service Provider relationship (the "**Company Incentive Repurchase Period**").

(c)   The Company may elect to purchase all or any portion of the Repurchase Incentive Units under **Section 10.06(b)** by delivering a written notice of such election (a "**Company Repurchase Notice**") to the applicable Terminated Holder during the Company Incentive Repurchase Period. Any election by the Company to purchase Repurchase Incentive Units evidenced by a Company Repurchase Notice shall be consummated within (30) days following the date the applicable Company Repurchase Notice has been given.

(d)   The purchase price for Repurchase Incentive Units (the "**Applicable Repurchase Price**") shall be equal to the Fair Market Value of such Units as of the date of the Company Repurchase Notice. The determination of Fair Market Value by the Company for Incentive Units shall be final and binding upon the holder thereof.

(e)   Upon the determination of the Applicable Repurchase Price with respect to Repurchase Incentive Units, the Company will purchase and the Terminated Holder will sell, such Repurchase Incentive Units within the time period provided in the last sentence of **Section 10.06(c)**. At the consummation of such purchase and sale, the Terminated Holder shall deliver an assignment of such Repurchase Incentive Units, as applicable, in customary form and shall not be obligated to give any representations or warranties other than with respect to his or her title to and ownership of such Repurchase Incentive Units, and the Company shall deliver the Applicable Repurchase Price in cash or by wire transfer to an account identified by the Terminated Holder within two days of such consummation. Notwithstanding the foregoing, the Company may in its election meet its obligation to pay the Applicable Repurchase Price by delivery of an unsecured subordinated promissory note issued by the Company, as payor, in favor of the Terminated Holder, as payee, covering an initial principal amount equal to the Applicable Repurchase Price for the relevant Repurchase Incentive Units, payable by the Company in equal annual installments over a three (3) year period from the date of issuance, together with simple interest thereon at an annual rate of five percent (5%). The Terminated Holder shall take all actions as may be reasonably necessary to consummate the sale contemplated hereby, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)   It is the intention of the parties that all amounts payable pursuant to this **Section 10.06** by the Company shall constitute payment for the Interest of the Member in the Company's assets. The payments shall be considered a distribution of Company property under *Section 736(b)* of the Code.

ARTICLE XI
ACCOUNTING; TAX MATTERS

Section 11.01   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. The Company and the Members shall make an election for the Company to be classified as a partnership pursuant to *Treasury Regulations Section 301.7701-3*. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment.

Section 11.02   Partnership Representative.

(a)   **Appointment**. The Members hereby appoint HR as the "**Tax Matters Member**" who shall serve as the *"partnership representative"* (as set forth in the partnership audit rules under the Code) for the Company. If not an individual, the Tax Matters Member shall appoint a *"designated individual"* as required by the Code.

(b) **Tax Examinations and Audits**. The Tax Matters Member is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Member and to do or refrain from doing any or all things reasonably requested by the Tax Matters Member with respect to the conduct of examinations by Taxing Authorities and any resulting proceedings. Each Member agrees that any action taken by the Tax Matters Member in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. If eligible, the Company shall each year elect to opt out of the revised audit rules for partnerships introduced by the Bipartisan Budget Act of 2015.

(c) **Income Tax Elections**. The Tax Matters Member shall have sole discretion to make any income tax election it deems advisable on behalf of the Company. All determinations as to tax elections and accounting principles shall be made solely by the Tax Matters Member.

(d) **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. The Tax Matters Member shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e) **Resignation**. The Tax Matters Member may resign at any time. If the Tax Matters Member ceases to be the Tax Matters Member for any reason, Members holding Units representing at least a majority of the outstanding Units shall appoint a new Tax Matters Member.

Section 11.03 Tax Returns. At the expense of the Company, the Managing Members shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company's subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Managing Members will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 11.04 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Managing Members, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Managing Members. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Person or Persons as the Managing Members may designate.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Managing Members to dissolve the Company;

(b)   The Bankruptcy of a Member, unless within sixty (60) days after the occurrence of such Bankruptcy, the other Members agree in writing to continue the business of the Company;

(c)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d)   The entry of a decree of judicial dissolution under *§ 18-802* of the Delaware Act.

Section 12.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which an event described in **Section 12.01** occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in **Section 12.03** and the Certificate of Formation shall have been cancelled as provided in **Section 12.04**.

Section 12.03 Liquidation. If the Company is dissolved pursuant to **Section 12.01**, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator**. The Managing Members, or, if the Managing Members is unable to do so, a Person selected by the Members holding Membership Interests representing a majority of the outstanding Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting**. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds**. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members and Managing Members and their Affiliates, if applicable, and including, without limitation, any accrued and unpaid or unreimbursed Company Expenses) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Managing Members in their sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company and for any Company Expenses reasonably expected to be required to be paid or reimbursed by the Company in the future; and

(iii) *thereafter*, to the Members in the same manner as distributions are made under **Section 6.01**.

(d) **Discretion of Liquidator**. Notwithstanding the provisions of **Section 12.03(c)** that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in **Section 12.03(c)**, if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 12.03(c)**, undivided interests in such Company assets as the Liquidator deem not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deem reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section 12.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in **Section 12.03(c)** hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Person's right to indemnification pursuant to **Section 9.03**.

Section 12.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.


ARTICLE XIII
MISCELLANEOUS


Section 13.01   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, he, she or it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the Company's subsidiaries and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his, her or its investment in the Company or performing his, her or its duties as Managing Members, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during his, her or its association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in this **Section 13.01** shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this **Section 13.01** as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this **Section 13.01** as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of this **Section 13.01** shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; *provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

Section 13.02   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.03   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or the Managing Members, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.04   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the company at the following address and to each Member at the address set forth for such Member on **Schedule A** hereto or beneath such Member's signature to this Agreement (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 13.04**):

If to the Company or the Managing Members:	New Majority Capital Management LLC c/o Kris Schumacher and Havell Rodrigues, the Managing Members  Attention: Kris Schumacher and Havell Rodrigues, the Managing Members
with a copy, which shall not constitute notice, to:	RPCK Rastegar Panchal LLP One Grand Central Place  Attention: Chintan Panchal, Esq. and Joshua Teitelbaum

Section 13.05   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 13.06   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in **Section 9.03(f)**, upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.07   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 13.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 13.09 Amendment.

(a) Subject to **Section 13.09(b)**, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company, both the Managing Members and Members holding a majority of the outstanding Common Units as of the time of such amendment or modification. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Membership Interests of the same class or series or (ii) a class or series of Membership Interests relative to the rights of another class or series of Membership Interests, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Membership Interests in that class or series, as applicable. Further no amendment to this Agreement shall modify or impair the priority distribution rights of the Preferred Units pursuant to **Section 6.02**.

(b) Notwithstanding **Section 13.09(a)**, the Managing Members acting unanimously, and without the consent of any Member, may amend this Agreement or waive any provision hereof in any manner that does not adversely and materially affect the rights of any Member in order to reflect:

(i) A change in the name of the Company, in the location of the principal office or registered office or registered agent of the Company or any change necessary to qualify the Company as a limited liability company under the laws of any jurisdiction;

(ii) The admission, substitution, or withdrawal of Members otherwise in accordance with this Agreement;

(iii) Any change that is (A) of an inconsequential nature or that clarifies any ambiguity, defect or inconsistency in this Agreement, (B) necessary or desirable in the discretion of the Managing Members, to satisfy or reflect any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, or regulation of any U.S. federal or state agency or contained in any U.S. federal or state statute or law (including any amendment thereto), including amendments necessary to preserve the Company's qualification as a partnership and to prevent the Company from in any manner being deemed an *"Investment Company"* subject to the provisions of the Investment Company Act of 1940, as amended, or (C) a change eliminating action required of the Managing Members or the Company pursuant to the requirements of the Delaware Act if the provisions of the Delaware Act are amended, modified or revoked so that the taking of such action is no longer required;

(iv) A change that benefits any Member and is not detrimental to any other Member in any material respect;

(v)   Changes validly made in the membership of the Company and the Units, Capital Contributions and Membership Interests of the Members; and

(vi)   Any other modification that does not materially and adversely affect the rights of any Member.

Section 13.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 13.10** shall diminish any of the explicit and implicit waivers described in this Agreement, including in **Section 13.13** hereof.

Section 13.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce.

Section 13.12   Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in **Section 13.04** shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 13.13 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE

UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.14   Equitable Remedies.   Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.15   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in **Section 9.02** to the contrary.

Section 13.16   Power of Attorney.   Each Member hereby irrevocably constitutes, appoints and empowers the Managing Members as its true and lawful attorney-in-fact, in its name place and stead and for its use and benefit, to execute, certify, acknowledge, file, record and swear to all instruments, certificates, statements, agreements and other documents necessary or advisable to carry out any of the following: (a) any and all duly adopted amendments to this Agreement that may be permitted or required by this Agreement or the Delaware Act, including, without limitation, amendments to reflect the admission of additional Members to and as permitted by this Agreement; (b) effectuate, implement and continue the valid and subsisting existence of the Company or the dissolution and termination of the Company in any jurisdiction; or (c) all other instruments that may be required or permitted by law to be filed by or on behalf of the Company that are not inconsistent with this Agreement, including, without limitation, as may be necessary or advisable in order to qualify or otherwise enable the Company to do business in the United States of America or in any other state or jurisdiction in which the Company does or may hereafter do business. Each of the foregoing powers of attorney is a special power of attorney coupled with an interest, is irrevocable and shall not be affected by, and shall survive, any subsequent death, incompetency, disability, incapacity, dissolution or termination of a Member.

Section 13.17   Counsel to Company.   Each Member acknowledges and understands that RPCK Rastegar Panchal LLP ("**RPCK**") represents the Company and the Initial Members, and has not represented or been engaged to provide services to any other specific Member in his, her or its individual or personal capacity. The Members understand that RPCK acts as legal counsel to many investment advisory firms and other persons. RPCK's relationships with such persons are periodic; they can and do lapse and then re-start on an unpredictable basis, making it impractical for such counsel to provide disclosure of each and every such relationship. Without limiting the foregoing, in its capacity as legal counsel for the Company and the Managing Members, RPCK may be subject to actual or potential conflicts of interest arising from: (a) representing one or more Members or parties related thereto in connection with matters other than preparing this Agreement or operating the Company, or (b) representing other members of investment partnerships that seek or obtain capital from the same investors as the Company or compete with the Company for managerial resources or investment opportunities. Each Member: (a) represents and warrants that it has considered the foregoing carefully and hereby approves such counsel's representation of the Company and the Managing Members; (b) acknowledges the possibility that, under the laws and ethical rules governing the conduct of attorneys, such counsel may be precluded from representing any one or more specific parties in connection with any dispute involving the other Members; (c) agrees that such counsel may decline to represent, or withdraw from representing, the Company or the Managing Members at any time; (d) acknowledges that actual or potential conflicts of interest may exist among the Members, that no Member will be represented by legal counsel unless such Member specifically engages counsel on its own behalf, and that such Member has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement; and (e) agrees that neither this Agreement nor the transactions and Company operations contemplated hereby are intended to create an attorney-client relationship between RPCK and such Member or any other relationship pursuant to which such Member (acting other than in the name of the Company) would have a right to object to such counsel's representation of any person under any circumstances.

Section 13.18 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Limited Liability Company Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

New Majority Capital Management LLC



By:_____

Kris Schumacher
Managing Member

THE MANAGING MEMBERS:

KRIS SCHUMACHER



_____

HAVELL RODRIGUES



_____

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Capital Contribution	Common Units Series 1	Preferred Units	Incentive Units	Common Units Series 2
Kris Schumacher <u>Mana in Member</u> ▨▨▨	0	2,625	-	-	-
Havell Rodrigues <u>Mana in Member</u> ▨▨▨	0	2,625	-	-	-
[INVESTOR 1] [INSERT ADDRESS] Email: [INSERT EMAIL] Attention: [INSERT NAME]	[__]	N/A	[__]	N/A	[__]
[INVESTOR 2] [INSERT ADDRESS] Email: [INSERT EMAIL] Attention: [INSERT NAME]	[__]	N/A	[__]	N/A	[__]
TOTAL	[__]	5,250	[__]	[__]	[__]